April 27, 2005

Securities and Exchange Commission
Washington, D.C.  20549-0405
Attn:  Michael Moran, Branch Chief

Re:	Atlas Pipeline Partners, Inc.
Form 10-K for the year ended December 2004
Filed March 16, 2005
File No. 1-14998

Dear Mr. Moran:

          This letter responds to your comment letter dated April 14, 2005 concerning the above-referenced filing (the “2004 10-K”). For your convenience, we first restate your comment in italics and then provide our response.

Item 1.  Description of Business

General, page 3

1.
You indicate that your revenues include the sale of natural gas, natural gas liquids, condensate, and the gathering, compressing, treating, processing, and transporting of natural gas.  In future filings, please disclose the amount or percentage of total revenue contributed by any class of similar products that accounted for 10% or more of total revenues for all periods presented.  Refer to Item 101(c)(1)(i) of S-K.

We will revise future filings in “Description of Business — General” to disclose the percent of total revenue for any classes of products or services that account for 10% or more of total revenues for all periods presented by adding the following two sentences at the end of the first paragraph of that section, completed for the appropriate fiscal year:

“We derive our revenues principally from the sale of natural gas and natural gas liquids, and transportation and compression fees.  During the year ended December 31, ____, the sale of natural gas and natural gas liquids

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constituted ___% of our total revenues, and transportation and compression fees constituted ___% of our total revenues.”

Item 6. Selected Financial Data, page 21

2.	Please expand your disclosure to indicate, if so, that EBITDA as defined by you is consistent with the definition of EBITDA in your credit facility.

As disclosed in the reconciling footnote, our method for calculating EBITDA for the purposes of our selected financial data may be different than the method we use in other contexts, e.g., under our credit facility.  In fact, the agreement governing the credit facility that was in place as of December 31, 2004 permitted us to include in the EBITDA calculations that were required under the facility pro forma adjustments, acceptable to the administrative agent under the facility, following material acquisitions.  We entered into a new credit facility on April 14, 2005 which will permit us to make similar pro forma adjustments.  Accordingly, in future filings, we will add a statement in “Description of Business – Credit Facility,” at the end of the one sentence third paragraph, as follows:

“The credit facility defines EBITDA to include pro forma adjustments, acceptable to Wachovia Bank as administrator of the facility, following material acquisitions.  This calculation of EBITDA differs materially from the calculation set forth in “Selected Financial Data.”

We will add the following at the end of the first paragraph following the table in “Selected Financial Data:”

“The EBITDA calculation below is different from the EBITDA calculation under our credit facility.  For a description of how EBITDA is calculated under our credit facility, see “Description of Business – Credit Facility.”

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Contractual Obligations and Commercial Commitments, page 33

3.	Please advise or revise your disclosure in future filings to include the amount of interest payments you expect on debt for the periods presented as required by

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April 27, 2005

Item 303(a)(5)(ii)(A) of Regulation S-K.  Please include disclosure of the assumptions used to calculate amounts included in the table where variable interest rates as of the most recent balance sheet are used to compute the estimated contractual interest rates.

In future filings, we will add a new note (1) to the table which will disclose interest payments and assumptions.  In our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (the “March 31, 2005 10-Q”), the note will be as follows:

“(1) Not included in the table above are interest payments calculated at the rates in effect at March 31, 2005 for the twelve month periods ended March 31:  2006 – $4.1 million; 2007 – $3.9 million; 2008 – $3.7 million; 2009 – $3.2 million; and 2010 – $1.3 million.”

Item 8. Financial Statements and Supplementary Data

4.	Please identify related party transactions and amounts on the face of the financial statements in future filings. See Rule 4-08(k) of Regulation S-X.

In future filings we will disclose related party transactions and amounts in our balance sheet, income statement or statement of cash flows, as applicable.

Consolidated Balance Sheets, page 39

5.
Please set forth separately the amount related to your allowances for doubtful accounts on the face of your balance sheet or in a note to your financial statements.  Refer to Rule 5-02.3 of Regulation S-X.  In addition, please disclose information related to allowance for doubtful accounts in Schedule II – Valuation and Qualifying Accounts.  Refer to Rules 5-04 and 12-09 of Regulation S-X.

In each of the years reported in the financial statements in the 2004 10-K, we have analyzed our accounts receivable based upon our policies for establishing allowances for doubtful accounts.  Based on that analysis, which particularly notes the absence, historically, of any uncollected accounts receivable, we have determined that no allowance for doubtful accounts is required or appropriate.  As a result of the foregoing, we do not believe that a Schedule II disclosure is required.  In response to comment 6, below, in future filings we will add to the

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April 27, 2005

note, “Summary of Significant Accounting Policies” in our financial statements a disclosure, under the sub-heading “Receivables,” discussing our allowance.

Note 2. Summary of Significant Accounting Policies

General

6.
Please disclose your accounting policy and methodology used to estimate the allowance for doubtful accounts.  The description of the policy should identify the factors that influenced your judgment including historical losses and existing economic conditions and should also include a discussion of risk elements relevant to particular categories or accounts receivable.

In future filings, we will add to Note 2, “Summary of Significant Accounting Policies” in our financial statements, under the sub-heading “Receivables,” disclosure of our accounting policy and the methodology used to estimate our allowance for doubtful accounts.  In our March 31, 2005 10-Q, the disclosure will appear in Note 2, “Summary of Significant Accounting Policies,” as follows:

“Receivables

          In evaluating its allowance for possible losses, the Partnership performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's credit information.  The Partnership extends credit on an unsecured basis to many of its energy customers.  At March 31, 2005 and December 31, 2004, the Partnership's credit evaluation indicated that it has no need for an allowance for possible losses.”

Principles of Consolidation, page 44

7.
We note your statement that your General Partner, Atlas America, controls the Operating Partnership.  Please explain to us your basis for consolidating in your financial statements an entity in which you do not control.  Include in your response a discussion of the rights of the limited partners and general partner and the relevant accounting literature.  Revise your disclosure to clarify the basis for your presentation including the nature of the interests held by you, Atlas Pipeline.  In this regard, also support your presentation of the general partner’s interest.

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As set forth in ARB 51, paragraphs 1 and 2, there is a presumption that “consolidated statements... are usually necessary for fair presentation” where one company directly or indirectly has a “controlling financial interest” in another, and that the condition for having a controlling interest is “ownership of a majority voting interest.” Paragraph 6 of ARB 51 points out that the assumption behind consolidated statements is that “they represent the financial position and operating results of a single business enterprise.” With respect to the operating partnership, we note the following:

•	We own substantially all – 98.9899% - of the economic interest in the operating partnership.

•	As limited partner of the operating partnership, pursuant to Section 11.2(b) of the operating partnership agreement, we may remove the general partner of the operating partnership at will.

•
As limited partner of the operating partnership, pursuant to Section 7.3, we must approve significant actions of the operating partnership, such as amendment of its agreement of limited partnership, sale of all or substantially all of its assets and mergers or consolidations.

•
Our general partner is and, as described below, must be the same entity as the general partner of the operating partnership, and must manage the operating partnership as a fiduciary for our benefit.  Moreover, under Section 11.2(a) of the agreement of limited partnership of the operating partnership, if our general partner is removed or withdraws, our new general partner automatically becomes the general partner of the operating partnership.  Similarly, under Section 7.3(a), the general partner may not transfer its general partner interest in the operating partnership without our consent.

•	We established the operating partnership as the entity through which we operate our natural gas pipeline business.

•	The agreement of limited partnership of the operating partnership is keyed to our operations and actions. See, for example, Sections 4.2, 6.2(c) and 11.2(a) of the operating partnership agreement.

Consequently, we concluded that we have the controlling financial interest in the operating partnership and that we operate together with the operating partnership

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as a single business enterprise.  See SOP 78-9, paragraph 09.  As a result, we concluded that we must consolidate the operating partnership into our financial statements pursuant to ARB 51.  Moreover, we concluded that, due to the unitary nature of the general partner’s interest in us and the operating partnership as set forth in the fourth bullet above, the general partner's interest should be presented as a 2% interest in the consolidated entity.

To clarify the basis of our presentation, in future filings we will modify the discussion in Note 2, “Summary of Significant Accounting Policies,” under the sub-heading “Principles of Consolidation,” to add, following the phrase “the Operating Partnership,” the phrase “, in which the Partnership has the controlling financial interest”.

Property and Equipment, page 45

8.
You disclose that gas gathering, transmission and processing facilities are depreciated over 15 to 40 years using the straight-line method.  Please disclose the weighted useful lives related to each category and amount of depreciable asset class.

Pursuant to conversations with the staff, in future filings we will revise Note 2, “Summary of Significant Accounting Policies,” under the subheading “Property, Plant and Equipment" to add a table that provides a more detailed statement of the depreciable asset classes and to provide either the specific life used for a particular class, or to provide the narrow range of useful lives pertaining to the class.  The disclosure, which will be in the March 31, 2005 10-Q as the last paragraph of Note 5, will be as follows:

“Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful lives of the assets using the straight-line method.  The estimated service lives of property and equipment are principally as follows:

Pipelines, processing and compression facilities	15-20 years
Right of ways-Appalachia	20 years
Right of ways-Mid-Continent	40 years
Buildings	40 years
Furniture and equipment	3-7 years
Other	3-10 years”

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9.
Please tell us your accounting policy for planned major maintenance projects.  If you accrue for these costs prior to the periods in which they are actually incurred, please disclose this fact.  If you accrue for these costs in advance, also disclose the nature of each planned maintenance project, when you begin accruing the related costs, the amounts that you accrued in each period related to each project in advance of the costs actually being incurred, and the related amounts still to be accrued.

We expense normal, on-going maintenance expenditures in the period in which they occur.  We have not had extraordinary maintenance expenditures to date.  In general, however, we capitalize costs relating to the improvement or refurbishment of our systems and depreciate them over the expected useful life of the improvement or refurbishment.  We do not accrue for maintenance costs before the period they are actually incurred.

Revenue Recognition, page 46

10.
Please help us understand the physical flow of natural gas and volume measurement in relation to the revenue recognition policy with respect to your operations in the Appalachian Basin area and Mid-Continent area.  In this regard, explain at what point revenue is recognized in the gas transmission process versus the point at which natural gas is transferred to your facilities.

In our Appalachian operations, we recognize revenue when the natural gas flows through the meter at the interface of our gathering systems and the pipeline designated by the purchaser or, in the case of direct deliveries, at the meter at the interface between our gathering systems and the purchaser’s flow lines.  In our Mid-Continent operations, we recognize revenue at the pipeline designated by the purchasers when title passes from us to the purchasers.  In each operation, revenue recognition occurs not at the point the natural gas enters our gathering systems but when it exits them.  We believe this is consistent with industry practice.

11.
We note that APLMC purchases and subsequently processes natural gas, by extracting natural gas liquids and removing impurities and sells the residue gas and natural gas liquids at market-based prices, remitting to producers a contractually-determined percentage of the sale proceeds.  It appears that you record your revenues on a gross basis and include the amounts remitted to producers as an expense.  Please tell us how you determined such treatment is

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appropriate with due regard to EITF 99-19.  In doing so, please tell us who holds title and bears risk of loss while the gas is in your transmission facilities and help us understand why you have not recorded any natural gas inventory.

EITF-99-19 applies to trading companies that simply broker buy-sell transactions.  APLMC is a manufacturer of NGLs, using natural gas as its feedstock.  Therefore, EITF 99-19 does not apply to APLMC.  APLMC holds title and bears risk of loss while the natural gas is in transit from wellhead to plant tailgate.  It does not record this natural gas as “raw materials” inventory, nor does it record the natural gas or liquids within the fence of the gas plant as “construction work-in progress” inventory, nor does it record the liquids leaving the demethanizer tower and in transit to the Koch Hydrocarbon custody transfer point as “finished goods” inventory, all as consistent with a manufacturing operation.  APLMC does not do so because the “basis” (time, distance) between the wellhead custody transfer to residue gas/NGL custody transfer is so small.

12.
You disclose on page 5 that you do not have title to the natural gas delivered by your gathering systems in Appalachian area.  Please tell us if there are any instances whereby a producer delivered a volume of natural gas to your pipelines that is different from the volume you redeliver for the producer’s account to another party and if so how you value and account for such imbalances.  Please be detailed in your response providing journal entries as necessary.  In addition, please tell us if any unbilled revenue relating to the transportation or gas gathering operations exist.

There are instances where the volumes delivered to us differ from the volumes we redeliver for the producers accounts, including normal line shrinkage and use of natural gas to power the systems’ compressors.  However, our fees are measured by the volume we redeliver and not the volume delivered to us.  As a result, the producers bear all line losses and we have no imbalances. The line losses are allocated among the producers based on the proportionate volume of natural gas each producer's natural gas bears to the aggregate gathered by us during the relevant period.

Because there is a lag between the delivery of natural gas and our receipt of a delivery statement, we have unbilled revenues.  We accrue these revenues based upon internally generated volumetric data and estimates of the related transportation and compression fees which are, in turn, based upon applicable natural gas prices.  These unbilled revenues are included in our accounts receivable.

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13.
We note that you are party to natural gas gathering agreements with Atlas America, Inc. under which they pay you gathering fees generally equal to a percentage of the gross or weighted average sales price of the natural gas you transport.  Please tell us and include in future filings how you determine the gross or weighted average sales price and include the indexes used to determine appropriate pricing.

Our natural gas gathering agreement with Atlas America relates only to our Appalachian operations where, as we state in the 2004 10-K, we do not buy or sell gas.  Under the agreements, the “gross sale price” is the price, per mcf, actually received by the gas seller/producer.  The gross sale price is the same as the weighted average sales price, since the calculation is made by dividing prices actually received in the period by mcfs delivered to purchasers.  The gas seller/producer reports these sales prices to us, which are based on its contractual arrangements; we do not determine appropriate pricing.  In future filings, we will modify the disclosure in the first sentence of the fourth paragraph of Item 1 to refer to “the selling price of the natural gas we transport” and make a similar revision to the third sentence of “Revenue Recognition” in Note 2.

Note 6. Spectrum Acquisition, page 50

14.
Please tell us how you recorded the commitment fees of $750 thousand paid to Resource America and the $500 thousand paid to Atlas America on your consolidated statement of income.  In addition, please tell us how you classified such payments on your statement of cash flows.  In doing so, please provide the accounting guidance in which you relied upon in support of the related treatment.

Based upon SFAS 150, we determined that the $20 million of preferred limited partnership interests in our operating partnership purchased by Resource America and Atlas America were equity and not an obligation requiring treatment as a liability on our consolidated balance sheet.  This determination was based upon our conclusion that the preferred equity interests did not have the characteristics established by SFAS 150 for obligations, as follows:

	•	Paragraph 9 of SFAS 150 states that:

“A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.  A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by

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transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.”

The $20.0 million of preferred limited partnership interests contained only an option on the part of the purchaser to exchange those interests for our common units and, as a result, neither was an unconditional obligation nor required us to redeem the preferred limited partnership interests by transferring assets.

•	Paragraph 10 of SFAS 150 states that:

“A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable—and, therefore, becomes a liability—if that event occurs, the condition is resolved, or the event becomes certain to occur.”

The $20.0 million of preferred limited partnership interests could only be exchanged for our common units and, as a result, did not require us to redeem the preferred limited partnership interests by transferring assets.

•	Paragraph 11 of SFAS 150 states that:

“A financial instrument, other than an outstanding share, that, at inception, (a) embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability (or an asset in some circumstances).”

The $20.0 million of preferred limited partnership interests are shares within the meaning of SFAS 150 and, in any event, do not involve a repurchase by transferring assets, as set forth in the first bullet, above.

•	Paragraph 12 of SFAS 150 states that:

“A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances)...”

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The $20.0 million of preferred limited partnership interests did not contain an unconditional obligation, for the reason set forth in the first bullet, above.  Further, since the exchange option contained in the preferred limited partnership interests embodied a conditional obligation, a preferred limited partnership interest was an “outstanding share that embodies a conditional obligation” and thus not included within the financial instruments described in paragraph 12.  See Appendix A, paragraph A28, of SFAS 150.

As a result of the foregoing analysis, we concluded that the preferred limited partnership interests were equity and, accordingly, treated the commitment fees as a cost of equity, which we charged to partners’ capital.  On our statements of cash flows, because of our intent to repurchase the preferred limited partnership interests with the proceeds of an offering of our common units (which, in substance, was the replacement of the preferred limited partnership interests with common units), and because of the very short period during which the preferred limited partnership interests were outstanding, we treated the commitment fees as being, in substance, an offering cost of the common units and included them in the line item “Issuance of common units net of offering costs.”

15.
We note that you sold preferred interests in the operating partnership totaling $20 million to Resource America and Atlas America.  Within the same month, you repurchased such preferred units for $20.4 million.  Please tell us how you determined fair value when repurchasing the preferred units and indicate how you accounted for the premium paid.

We determined the fairness of the premium paid to Resource America and Atlas America to repurchase their preferred units in our operating partnership based on the fact that an independent third party, McDonald Investment, Inc., had proposed making a $25 million investment in preferred units of our operating partnership on identical financial terms, i.e., a purchase premium of 2% of the amount repurchased during the first 90 days after funding, increasing by 1% per month thereafter.  However, we were unable to come to an agreement with McDonald Investments with respect to other terms of the proposed investment.  We accounted for the premium paid as set forth in our response to comment 14, above.

Note 7. Derivative Instruments, page 52

16.	You disclosed that of the $2.6 million net derivative liability at December 31, 2004, $1.9 million of losses will be reclassified to earnings over the next twelve

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month period and $708 thousand in later periods.  Your accumulated other comprehensive loss as of December 31, 2004 totaled $1.318 million.  Please reconcile the amounts recorded in your accumulated other comprehensive loss to the amounts recorded as your net derivative liability as of December 31, 2004.  In addition, please revise future filings to disclose the estimated net amount of the existing gains or losses in accumulated other comprehensive income at the reporting date that is expected to be reclassified into earnings within the next 12 months.  Please refer to paragraph 45(b)(2) of SFAS 133 and DIG 12.

The difference of $1.309 million is related to the fair value of liabilities on derivative instruments incurred by Spectrum Field Services before its acquisition by us that were assumed by us as part of the acquisition, and the liability associated with non-qualifying derivatives.  The derivative liabilities incurred by Spectrum before we acquired it were valued as part of the allocation of the purchase price.  The amount of the Spectrum derivative liability and the liability for non-qualifying derivatives do not go through comprehensive income.  In connection with the staff's comment in the last two sentences, in future filings we will disclose in the discussion of derivative instruments in the notes the estimated net amount of existing gains or losses in accumulated other comprehensive income that are expected to be reclassified into earnings in the next 12 months.  In our March 31, 2005 10-Q, the disclosure will be set forth in Note 8, “Derivative Instruments,” in a modification to the fifth sentence of the third paragraph, and (subject to completion) will be as follows:

“Of the $9.6 million net loss in Other Comprehensive Income at March 31, 2005, $___ million of losses will be reclassified to earnings over the next twelve month period as these contracts expire.  The remaining $___ million will be reclassified in later periods, if the fair values of the instruments remain constant.”

Note 9. Related Party Transactions, page 55

17.
We note the General Partner determines the costs and expenses that are allocated.  Please advise us and expand your disclosure in future filings to specify the method used to allocate expenses along with management's assertion that the method used is reasonable.  See Staff Accounting Bulletin Topic 1:B.

As we disclose under “Executive Compensation,” Atlas America and its affiliates allocate compensation for the executive officers of our general partner to us based upon an estimate of the time spent by such persons on activities for us and for

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Atlas America and its affiliates.  Other indirect costs, such as rent for offices in Philadelphia and New York, are allocated to us by Atlas America and its affiliates based on the number of their employees who devote substantially all of their time to activities on our behalf.  We reimburse Atlas America and its affiliates at cost for direct costs incurred by them on our behalf.  We will include this disclosure in future filings together with a statement that our general partner believes that the method used is reasonable.  In the March 31, 2005 10-Q, the disclosure will appear as a new third paragraph in Note 13, “Related Party Transactions” (which, in annual reports on From 10-K would replace the last sentence of the second paragraph of Note 9, “Related Party Transactions”), as follows:

“Atlas America and its affiliates allocate compensation for the executive officers of its general partner to the Partnership based upon an estimate of the time spent by such persons on activities for the Partnership and for Atlas America and its affiliates.  Other indirect costs, such as rent for offices in Philadelphia and New York, are allocated to the Partnership by Atlas America and its affiliates based on the number of their employees who devote substantially all of their time to activities on the Partnership's behalf.  The Partnership reimburses Atlas America and its affiliates at cost for direct costs incurred by them on the Partnership's behalf.”

Note 15. Long-Term Incentive Plan, page 58

18.
In future filings, please segregate the number of phantom units not yet exercisable from those that are exercisable for each period presented.  In addition, please provide the number of years over which these phantom units will vest.

We draw the staff's attention to Note 8 to our Consolidated Financial Statements where we disclose the vesting period of the phantom units.  In future filings, Note 8 will be eliminated and the information will be set forth in what is currently Note 15.  We will revise future filings to segregate the number of phantom units not yet exercisable from those that are exercisable for each year presented.  In the March 31, 2005 10-Q, the disclosure will appear in Note 12, “Long-Term Incentive Plan,” as follows:

“Units granted under the Partnership’s Long-Term Incentive Plan vest over a period of four years from the

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date of grant. Of the 125,201 units outstanding at March 21, 2005, 31,326 units vest within the next twelve months.”

Note 16. Operating Segment, Information and Major Customers, page 59

19.
Your revenues consist of sales of natural gas, natural gas liquids, condensate, and the gathering, compressing, treating, processing, and transporting of natural gas.  Please disclose your revenues from external customers for each product and service or each group of similar products and services.  This information should be provided for each period presented.  Please refer to paragraph 37 of SFAS 131.

In future filings we will revise Note 16 “Operating Segment Information and Major Customers” to conform the line item presentation to the line items in the income statement.  In the March 31, 2005 10-Q, we will revise the tables in Note 14, “Operating Segment Information” and “Major Customers,” so that the first line item of each table is “Natural gas and liquids” and the second line item is “Transportation and compression.”

Pursuant to your request, we hereby acknowledge the following:

	•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

	•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Nancy McGurk
Chief Accounting Officer

cc:	Edward E. Cohen
Michael S. Yecies, Esq.
Noah Newitz, Esq. Emanuel Faust, Esq.